CIM Real Estate Finance Trust, Inc.
2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016

November 3, 2021

via edgar

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re: CIM Real Estate Finance Trust, Inc.
Registration Statement on Form S-4
File No. 333-260358
Request for Acceleration

Dear Ms. De Lorenzo:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, CIM Real Estate Finance Trust, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m., Eastern Time, on November 4, 2021, or as soon as practicable thereafter.

Please contact Seth Weiner of Morris, Manning & Martin, LLP via telephone at (404) 504-7664 or via e-mail at skw@mmmlaw.com with any questions you may have. In addition, please notify Mr. Weiner when this request for acceleration has been granted.

Sincerely,

CIM Real Estate Finance Trust, Inc.

/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

cc: Laura Eichelsderfer, Esq.
Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.